- ------------------------------------------------------------------------------

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          -------------

                          SCHEDULE 13D

                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                        WEST ONE BANCORP
                        (Name of Issuer)

                          -------------

             Common Stock, Par Value $1.00 Per Share
                 (Title of Class of Securities)

                          -------------

                            954828109
                         (CUSIP Number)

                          -------------

                        Robert D. Geddes
         Executive Vice President and Corporate Counsel
                          U. S. Bancorp
                      111 S.W. Fifth Avenue
                     Portland, Oregon 97204
                         (503) 275-3178
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         With copies to:

                         John J. DeMott
              Miller, Nash, Wiener, Hager & Carlsen
                111 S.W. Fifth Avenue, Suite 3500
                     Portland, Oregon 97204
                         (503) 224-5858

                          -------------

                           May 6, 1995
                  (Date of Event Which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          SCHEDULE 13D

CUSIP No. 954828109

- ------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     U. S. BANCORP
     IRS Employer Identification No. 93-0571730
- ------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                           (b)[ ]
          Not applicable
- ------------------------------------------------------------------------------

3    SEC USE ONLY
- ------------------------------------------------------------------------------

4    SOURCE OF FUNDS
       WC, 00
- ------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                        [ ]
        Not applicable
- ------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Oregon
- ------------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES                        7,349,976*
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                      0
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                     7,349,976*
PERSON              10   SHARED DISPOSITIVE POWER
WITH                          0
- ------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,349,976*
- ------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [ ]
- ------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.5%**
- ------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
     CO
- ------------------------------------------------------------------------------


* Beneficial ownership of 7,330,184 of these shares is being reported solely as a result of the West One Option Agreement described in Items 4 and 6 hereof. The option granted to U. S. Bancorp ("West One Option") pursuant to the West One Option Agreement has not yet become exercisable. U. S. Bancorp expressly disclaims beneficial ownership of such 7,330,184 shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 hereof.

** Gives effect to issuance of shares of West One Bancorp Common Stock subject to the West One Option.

Item 1.  Security and Issuer.
     This Schedule 13D relates to the common stock, par value $1.00 per share (the "West One Common Stock"), of West One Bancorp ("West One"). The principal executive offices of West One Bancorp, a corporation organized and existing under the laws of the State of Idaho and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), are located at 101 South Capitol Boulevard, Boise, Idaho 83702.
Item 2.  Identity and Background.
     (a),(b),(c),(f) This Schedule 13D is being filed by U. S. Bancorp, a corporation organized and existing under the laws of the State of Oregon and registered as a bank holding company under the BHC Act. U. S. Bancorp is engaged, through its banking subsidiaries and various banking-related subsidiaries, in a broad range of banking operations and banking related business--principally in the states of Oregon, Washington, California, Nevada, and Idaho. U. S. Bancorp's principal offices are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204.
     Each executive officer and each director of U. S. Bancorp is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Exhibit A to this Schedule 13D and specifically incorporated herein by reference.
     Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of U. S. Bancorp.
     (d),(e) During the last five years, to the best of U. S. Bancorp's knowledge, neither U. S. Bancorp nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which U. S. Bancorp or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

Item 3.  Source and Amount of Funds or Other Consideration.
     Pursuant to a Stock Option Agreement dated as of May 6, 1995, between West One and U. S. Bancorp (the "West One Option Agreement"), West One has granted to U. S. Bancorp an irrevocable option to purchase the shares of West One Common Stock covered by this Schedule 13D (the "West One Option"). Specifically, the West One Option grants U. S. Bancorp the right to purchase up to 7,330,184 shares, subject to certain adjustments, of West One Common Stock at a price, subject to certain adjustments, of $34.00 per share. The West One Option was granted by West One as a condition of and in consideration for U. S. Bancorp's entering into the Agreement and Plan of Merger, dated
May 5, 1995, between U. S. Bancorp and West One (the "Merger Agreement").
     The exercise of the West One Option for the full number of shares currently covered thereby would require aggregate funds of $249,226,256.
U. S. Bancorp currently anticipates that, should the West One Option become exercisable and should U. S. Bancorp decide to exercise the West One Option,
U. S. Bancorp would obtain the funds for purchase from U. S. Bancorp's general corporate funds.
     A copy of the West One Option Agreement is included as Exhibit B to this
Schedule 13D and is specifically incorporated herein by reference.
     In March 1994, U. S. Bancorp acquired 19,792 shares of West One Common Stock in exchange for shares held by U. S. Bancorp in an unrelated bank holding company acquired by West One.
Item 4.  Purpose of Transaction.
     (a),(b),(c),(f),(j)
     In March 1994, U. S. Bancorp acquired 19,792 shares of West One Common Stock in exchange for shares held by U. S. Bancorp in an unrelated bank holding company acquired by West One.
The Merger.
     One day prior to the execution of the West One Option Agreement, U. S. Bancorp and West One entered into the Merger Agreement, pursuant to which West One would be merged with and into U. S. Bancorp (the "Merger"). Under the Merger Agreement, each share of West One Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into the right to receive 1.47 shares (the "Exchange Ratio") of
U. S. Bancorp Common Stock, par value $5.00 per share ("U. S. Bancorp Common Stock"). A copy of the Merger Agreement is included as Exhibit C to this
Schedule 13D and is specifically incorporated herein by reference. Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including the receipt of approval of the Merger by the respective shareholders of U. S. Bancorp and West One and the receipt of certain regulatory approvals. The Merger Agreement and the transactions contemplated by the Merger will be submitted for approval at meetings of the shareholders of U. S. Bancorp and West One that are expected to take place by the fall of 1995.
Option Agreements.
     At the same time that West One granted to U. S. Bancorp the West One Option, U. S. Bancorp, pursuant to a Stock Option Agreement dated May 6, 1995, a copy of which is included as Exhibit D to this Schedule 13D (the U. S. Bancorp Option Agreement"), granted to West One an option (the "U. S. Bancorp Option") to purchase up to 19,542,378 shares, subject to certain adjustments, of U. S. Bancorp Common Stock at a price, subject to certain adjustments, of $28.00 per share.
     The West One Option and the U. S. Bancorp Option (collectively, the "Options") were granted by the respective parties as a condition of and in consideration for the other party's entering into the Merger Agreement. Reference is made to Item 6 hereof for a more detailed summary of the terms of the West One Option Agreement. The terms of the U. S. Bancorp Option Agreement are parallel to those of the West One Option Agreement.
     (d) U. S. Bancorp intends to retain Gerry B. Cameron as Chairman and Chief Executive Officer following the Merger. Daniel R. Nelson, presently Chairman and Chief Executive Officer of West One, is expected to become President and Chief Operating Officer of U. S. Bancorp. The parties have jointly announced that, following Mr. Cameron's retirement currently anticipated to occur by December 31, 1998, Mr. Nelson is expected to succeed Mr. Cameron as chief executive officer of U. S. Bancorp. Robert D. Sznewajs, previously Executive Vice President and Chief Operating Officer of U. S. Bancorp, has been named Vice Chairman of U. S. Bancorp.
     The presidents of the major bank subsidiaries of U. S. Bancorp by state following the Merger are expected to be as follows: John D. Eskildsen (Oregon), Robert J. Lane (Idaho), Phyllis J. Campbell (Washington), Donald I. Sauer (Utah), Diane B. Torry (Nevada), and Peter Sinclair (California).
     The Merger Agreement provides that, beginning the Effective Time, the board of directors of U. S. Bancorp will be expanded from eight to twelve positions, with the four new positions filled by Daniel R. Nelson and three additional persons selected by the West One board of directors.
     (e) The Merger Agreement provides that, prior to the Effective Time, West One generally may not pay dividends on West One Common Stock except regular quarterly dividends. Such regular dividends may be increased to the extent consistent with past practice. After completion of the Merger, U. S. Bancorp's board of directors may review the ongoing dividend policy of the combined organization.
     (g) At the Effective Time, the articles of incorporation and bylaws of the combined organization will be those of U. S. Bancorp as in effect immediately preceding the Effective Time.
     (h),(i) Upon consummation of the Merger, the West One Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). In addition, the West One Common Stock will cease to be authorized for quotation on the NASDAQ system.
Item 5.  Interest in Securities of the Issuer.
     (a),(b),(c) U. S. Bancorp beneficially owns an aggregate of 7,349,976 shares of West One Common Stock, or approximately 17.5% of West One Common Stock outstanding. Of these shares, U. S. Bancorp holds 19,792 shares of West One Common Stock acquired in connection with the acquisition of an unrelated bank holding company by West One in March 1994. In addition, U. S. Bancorp may be deemed to be the beneficial owner of 7,330,184 shares of West One Common Stock that are subject to the West One Option. As provided in the West One Option Agreement, U. S. Bancorp may exercise its option only upon the happening of one or more events, none of which has occurred. See Item 6 hereof. Because the West One Option is not presently exercisable, U. S. Bancorp expressly disclaims beneficial ownership of any of the shares of West One Common Stock that are subject to the West One Option. The shares of West One Common Stock that are subject to the West One Option represent approximately 21.2% of the currently outstanding shares of West One Common Stock, or approximately 17.5% of the shares of West One Common Stock that would be outstanding if the West One Option were exercised in full. U. S. Bancorp has no right to vote or dispose of any of the shares of West One Common Stock that are subject to the West One Option unless and until such time as the West One Option is exercised, in which event U. S. Bancorp would have sole power to vote and sole power to direct the disposition of such shares of West One Common Stock, subject to the right of West One under the terms of the West One Option Agreement to repurchase such shares under the circumstances described in Item 6 hereof. To the best knowledge of U. S. Bancorp, none of the persons listed in Exhibit A hereto beneficially owns any shares of West One Common Stock. Neither U. S. Bancorp nor, to the best of its knowledge, any of the persons listed in Exhibit A hereto has effected any transactions in West One Common Stock during the past 60 days.
     (d)  Not applicable.
     (e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
West One Option Agreement.
     Set forth below is a description of selected provisions of the West One Option Agreement. Such description is qualified in its entirety by reference to the copy of the West One Option Agreement filed as Exhibit B hereto and specifically incorporated by reference herein.
     The West One Option Agreement provides for the purchase by U. S. Bancorp of up to 7,330,184 shares, subject to certain adjustments, of West One Common Stock (the "West One Option Shares") at an exercise price, subject to certain adjustments, of $34.00 per share, payable in cash. The West One Option Shares, if issued pursuant to the West One Option Agreement, would represent approximately 19.9% of the West One Common Stock issued and outstanding at the date of the West One Option Agreement without giving effect to the issuance of any shares pursuant to an exercise of the West One Option.
     The number of shares of West One Common Stock subject to the West One Option will be increased to the extent that West One issues additional shares of West One Common Stock (otherwise than pursuant to an exercise of the West One Option) such that the number of West One Option Shares continues to equal 19.9% of the shares of West One Common Stock then issued and outstanding, without giving effect to the issuance of shares pursuant to an exercise of the West One Option. The number of shares of West One Common Stock subject to the West One Option, and the applicable exercise price per Option Share, will also be appropriately adjusted in the event of any change in, or distributions in respect of, the West One Common Stock by reason of stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares, distributions on or in respect of the West One Common Stock that would be prohibited under the terms of the Merger Agreement, or similar event relating to West One.
     U. S. Bancorp or any other holder or holders of the West One Option (collectively, the "Holder") may exercise the West One Option, in whole or in part, subject to regulatory approval, at any time within 90 days (subject to extension as provided in the West One Option Agreement) after both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur prior to termination of the West One Option. The term "Initial Triggering Event" is defined as the occurrence of any of the following events:
          (i) West One or any of its subsidiaries (each a "West One Subsidiary"), without having received U. S. Bancorp's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the West One Option
     Agreement having the meaning assigned thereto in Sections 3(a)(9)
     and 13(d)(3) of the 1934 Act and the rules and regulations thereunder) other than U. S. Bancorp or any of its subsidiaries
     (each a "U. S. Bancorp Subsidiary") or the board of directors of
     West One shall have recommended that the shareholders of West One approve or accept any such Acquisition Transaction.  For purposes of the West One Option Agreement, "Acquisition Transaction" means
     (w) a merger or consolidation, or any similar transaction, involving West One or any Significant Subsidiary (as defined in
     Rule 1-02 of Regulation S-X promulgated by the Securities and
     Exchange Commission (the "SEC")) of West One, (x) a purchase, lease, or other acquisition of all or a substantial portion of the assets of West One or any Significant Subsidiary of West One,
     (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10 percent or more of the voting power of West One or any Significant Subsidiary of West One, or (z) any substantially similar transaction; provided, however, that in no event shall any
     (i) merger, consolidation, or similar transaction involving West
     One or any Significant Subsidiary in which the voting securities of West One outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such
     transaction) at least 65 percent of the combined voting power of the voting securities of West One or the surviving entity
     outstanding immediately after the consummation of such merger, consolidation, or similar transaction, or (ii) any merger, consolidation, purchase, or similar transaction involving only
     West One and one or more West One Subsidiaries or involving only any two or more West One Subsidiaries, be deemed to be an
     Acquisition Transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement;
          (ii)  West One or any West One Subsidiary, without having
     received U. S. Bancorp's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend, or propose, to engage in an Acquisition Transaction with any person other than U. S. Bancorp or a U. S. Bancorp Subsidiary, or the board of directors of West
     One shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to U. S. Bancorp, its recommendation that the shareholders of West
     One approve the transactions contemplated by the Merger Agreement;
          (iii)  Any person other than U. S. Bancorp, any U. S.
     Bancorp Subsidiary, or any West One Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of West One Common Stock (the term "beneficial ownership"
     for purposes of the West One Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act and the rules and regulations thereunder);
          (iv)  Any person other than U. S. Bancorp or any U. S.
     Bancorp Subsidiary shall have made a bona fide proposal to West
     One or its shareholders by public announcement or written
     communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;
          (v)  After an overture is made by a third party to West One or its shareholders to engage in an Acquisition Transaction, West
     One shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle U. S.
     Bancorp to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below); or
          (vi)  Any person other than U. S. Bancorp or any U. S.
     Bancorp Subsidiary, other than in connection with a transaction to which U. S. Bancorp has given its prior written consent, shall have filed an application or notice with the Federal Reserve
     Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.
     "Subsequent Triggering Event" is defined as either (A) the acquisition by any person of beneficial ownership of 25 percent or more of the then outstanding West One Common Stock, or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage referred to in subclause (y) thereof shall be 25 percent.
     Within 90 days (subject to extension as provided in the West One Option Agreement) after a Subsequent Triggering Event prior to the termination of the West One Option, U. S. Bancorp (on behalf of itself or any subsequent Holder) may demand that the West One Option and the related West One Option Shares be registered under the Securities Act of 1933, as amended (the "Securities Act"). Upon such demand, West One must affect such registration promptly subject to certain exceptions. U. S. Bancorp is entitled to two such registrations.
     The West One Option terminates upon the earliest to occur of (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with the terms thereof, with certain exceptions, prior to the occurrence of an Initial Triggering Event, (iii) the passage of twelve months after termination of the Merger Agreement following the occurrence of an Initial Triggering Event (provided that if an Initial Triggering Event occurs after or continues beyond such termination, the West One Option will terminate twelve months from the expiration of the last Initial Triggering Event to expire, but in no event more than eighteen months after such termination), or (iv) May 6, 1998.
     Within 90 days (subject to extension as provided in the West One Option Agreement) after a Subsequent Triggering Event and prior to termination of the West One Option, subject to regulatory approval, West One is required (i) at the request of the Holder, to repurchase the West One Option from the Holder at a price ("West One Option Repurchase Price") equal to the amount by which
(x) the "market/offer price" (as hereinafter defined) exceeds (y) the then applicable West One Option exercise price, multiplied by the number of shares for which the West One Option may then be exercised; and (ii) at the request of the owner of West One Option Shares from time to time (the "Owner") to repurchase such number of West One Option Shares from the Owner as the Owner designates at a price per share (the "West One Option Share Repurchase Price") equal to the "market/offer price." "Market/offer price" means the highest of
(A) the price per share of West One Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of West One Common Stock to be paid by any third party pursuant to an agreement with West One, (C) the highest closing price for shares of West One Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the West One Option or the Owner gives notice of the required repurchase of West One Option Shares, as the case may be, and
(D) in the event of a sale of all or a substantial portion of West One's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of West One divided by the number of shares of West One Common Stock then outstanding.
     In the event that prior to termination of the West One Option, West One enters into an agreement (i) to consolidate with or merge into any entity, other than U. S. Bancorp or a U. S. Bancorp Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any entity, other than U. S. Bancorp or a U. S. Bancorp Subsidiary, to merge into West One with West One as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of West One Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of West One Common Stock after such merger represent less than 50 percent of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than
U. S. Bancorp or a U. S. Bancorp Subsidiary, then the West One Option will be converted into or exchanged for an option (the "Substitute Option") to purchase shares of common stock of, at the Holder's election, either the continuing or surviving corporation of a merger or a consolidation, the transferee of all or substantially all of West One's assets, or the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the West One Option Agreement. To the extent possible, the Substitute Option will contain other terms and conditions that are the same as those in the West One Option.
     Subject to regulatory approval, the issuer of a Substitute Option will be required to repurchase such option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Option will equal the amount by which (A) the "Highest Closing Price" (as defined below) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may be exercised. The repurchase price for Substitute Shares shall equal the "Highest Closing Price" multiplied by the number of Substitute Shares to be repurchased. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.
     Neither West One nor U. S. Bancorp may assign any of its respective rights and obligations under the West One Option Agreement or the West One Option to any other person without the other party's written consent, except that if a Subsequent Triggering Event occurs prior to termination of the West One Option, within 90 days thereafter (subject to extension as provided in the West One Option Agreement), U. S. Bancorp, subject to the express provisions of the West One Option Agreement, may assign in whole or in part its rights and obligations thereunder. In addition, until 15 days after the Federal Reserve Board approves an application by U. S. Bancorp to acquire the West One Option Shares, U. S. Bancorp may not assign its rights under the West One Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of
2 percent of the voting shares of West One, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on
U. S. Bancorp's behalf, or (iv) any other manner approved by the Federal Reserve Board.
     Notwithstanding any other provision of the West One Option Agreement, if a Holder, an Owner, or certain related parties offer or propose to engage in an Acquisition Transaction (other than as contemplated by the Merger Agreement), then (i) in the case of a Holder or related party thereof, the West One option held by it will terminate immediately, and (ii) in the case of an Owner or a related party thereof, the West One Option Shares held by it will be purchasable by West One immediately at the then applicable West One Option exercise price.
     The rights and obligations of West One and U. S. Bancorp under the West One Option Agreement are subject to receipt of any required regulatory approvals. Without the prior approval of the Federal Reserve Board, U. S. Bancorp may not acquire more than 5 percent of the outstanding West One Common Stock. On July 3, 1995, U. S. Bancorp filed a preliminary draft application for approval of the Merger with the Federal Reserve Board.
Merger Agreement.
     Set forth below is a description of certain provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit C to this Schedule 13D and specifically incorporated by reference herein.
     Consummation of the Merger is subject to various conditions, including approval of West One's and U. S. Bancorp's shareholders; obtaining regulatory approvals; the effectiveness of a registration statement relating to and NASDAQ listing of the shares of U. S. Bancorp Common Stock to be issued in the Merger; the absence of any order, decree or injunction which enjoins or prohibits the consummation of the Merger; the receipt of favorable legal opinions relating to the tax consequences of the Merger; the receipt of letters regarding the availability of "pooling of interests" accounting treatment; the representations and warranties of each party must be true and correct in all material respects; and each party must have performed its obligations under the Merger Agreement in all material respects. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained.
     Pursuant to the Merger Agreement, West One has generally agreed to operate its business only in the usual and ordinary course consistent with past practice, to use reasonable best efforts to preserve intact its business organization, employees and advantageous business relationships, and to take no action that would adversely affect the ability of West One or U. S. Bancorp to obtain any necessary approvals of governmental authorities or to perform its covenants under the Merger Agreement. U. S. Bancorp and West One also have agreed that prior to the earlier of the Effective Time or termination of the Merger Agreement, neither party may, except with the prior written consent of the other party or as permitted by the Merger Agreement: (i) pay dividends or make any other distribution on its capital stock (other than regular quarterly dividends); (ii) take actions which would impede pooling or tax treatment, (iii) take actions which cause any of their respective representations and warranties to be or become false; and (iv) take any actions which would adversely affect or delay obtaining regulatory approval. Additionally, except with the prior written consent of U. S. Bancorp or as permitted in the Merger Agreement, West One may not: (i) solicit or authorize acquisition inquiries or proposals from any party; (ii) incur indebtedness, other than in the ordinary course of business consistent with past practice (the "ordinary course"); (iii) adjust, split, combine or reclassify its capital stock; (iv) sell or encumber assets, other than in the ordinary course; (v) make investments, other than in the ordinary course; (vi) enter into or terminate any material contract, other than in the ordinary course;
(vii) increase the compensation or fringe benefits of its employees except in the ordinary course; (viii) settle claims other than in the ordinary course;
(ix) amend its articles of incorporation or bylaws; or (x) restructure its investment security portfolio.
     U. S. Bancorp and West One each will pay all expenses incurred by it in connection with the transactions contemplated by the Merger Agreement, except that each will pay one half of the costs of printing the registration statement and joint proxy statement to be used by U. S. Bancorp and West One and all filing and other fees paid to the SEC in connection with the Merger.
     Except as described above, none of U. S. Bancorp or, to the best of its knowledge, any of the persons listed on Exhibit A hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of West One, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to be Filed as Exhibits.
     The following Exhibits are filed as part of this Schedule 13D:
Exhibit A -    Name, Business Address, and Present Principal Occupation of
               Each Executive Officer and Director of U. S. Bancorp.
Exhibit B -    Stock Option Agreement, dated May 6, 1995, between West One
               Bancorp, as issuer, and U. S. Bancorp, as grantee.
Exhibit C -    Agreement and Plan of Merger, dated May 5, 1995, between
               U. S. Bancorp and West One Bancorp.
Exhibit D -    Stock Option Agreement, dated May 6, 1995, between U. S.
               Bancorp, as issuer, and West One Bancorp, as grantee.

                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date:  July 28, 1995          U. S. BANCORP


                              By:   /s/ Robert D. Geddes
                                   Name:  Robert D. Geddes
                                   Title: Executive Vice President
                                            and Corporate Counsel

                          EXHIBIT INDEX


Exhibit        Description

A              Name, Business Address, and
               Present Principal Occupation
               of Each Executive Officer and
               Director of U. S. Bancorp.
               (Previously filed)

B              Stock Option Agreement, dated
               May 6, 1995, between West One
               Bancorp, as issuer, and U. S.
               Bancorp, as grantee.  Incorporated
               by reference to Exhibit 10.2 to
               U. S. Bancorp's quarterly report on
               Form 10-Q for the quarter ended
               March 31, 1995 (the "Form 10-Q").

C              Agreement and Plan of Merger,
               dated May 5, 1995, between
               U. S. Bancorp and West One Bancorp.
               Incorporated by reference to Exhibit 2
               to the Form 10-Q.

D              Stock Option Agreement, dated
               May 6, 1995, between U. S. Bancorp,
               as issuer, and West One Bancorp, as
               grantee.  Incorporated by reference
               to Exhibit 10.1 to the Form 10-Q.